SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 13, 2006	Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant’s name into English)
1800, 855 — 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐     Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 13, 2006

ENCANA CORPORATION (Registrant)
By:	/s/ Linda Mackid
	Name:	Linda Mackid
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.
99.1.	News release dated July 13, 2006 referenced as:

“EnCana announces leadership changes in Canadian upstream operations”

EnCana announces leadership changes in
Canadian upstream operations
CALGARY, Alberta (July 13, 2006) — EnCana Corporation (TSX, NYSE: ECA) today appointed Mike Graham, Executive Vice-President and President, Canadian Foothills, as President of its Canadian Region, which is a consolidation of the company’s two upstream Canadian regions — Canadian Plains and Canadian Foothills. Bill Oliver, EnCana’s Executive Vice-President and President, Midstream & Marketing, takes over responsibility for EnCana’s Canadian oil and natural gas businesses in the Athabasca region of northeast Alberta, which includes the company’s oilsands operations.
In addition, Roger Biemans, most recently President, Canadian Plains, has decided to leave EnCana to pursue other interests. On behalf of EnCana, Randy Eresman, EnCana’s President & Chief Executive Officer, thanks Mr. Biemans for his many contributions to EnCana’s accomplishments and wishes him every success in his future endeavors.
EnCana Corporation
With an enterprise value of approximately US$50 billion, EnCana is one of North America’s leading natural gas producers, is among the largest holders of gas and oil resource lands onshore North America and is a technical and cost leader in the in-situ recovery of oilsands bitumen. EnCana delivers predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have lower geological and commercial development risk, lower average decline rates and very long producing lives compared to conventional plays. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Paul Gagne
Manager, Investor Relations
(403) 645-4737

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